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                            December 11, 2020

       Janet Yang
       Executive Vice President and Chief Financial Officer
       W&T OFFSHORE INC
       Nine Greenway Plaza
       Suite 300
       Houston, Texas 77046-0908

                                                        Re: W&T OFFSHORE INC
                                                            Form 10-K for
Fiscal Year Ended December 31, 2019
                                                            Filed March 5, 2020
                                                            Form 8-K, Filed
November 4, 2020
                                                            File No. 001-32414

       Dear Ms. Yang:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K, Filed November 4, 2020

       Free Cash Flow, page 14

   1.                                                   We note your
presentation of a non-GAAP financial measure entitled    Free Cash Flow   .
                                                        Please address the
following:

                                                              Tell us why your
reconciliation of Free Cash Flow reconciles to Net (loss) income.
                                                            Since Free Cash
Flow is a liquidity measure the most appropriate GAAP financial measure to
reconcile to appears to be cash flows from operating activities.

                                                              The amounts of
capital expenditures shown in your reconciliations for the nine months ended
September 30, 2020 and 2019 do not agree with the amounts of capital expenditures
reflected in your statements of cash flows for those periods. Please
 Janet Yang
W&T OFFSHORE INC
December 11, 2020
Page 2
              revise your disclosure to clarify all adjustments made to the amounts of capital expenditures presented in your statements of cash flows to arrive at the adjustments for capital expenditures included in your reconciliation.

                Revise your disclosure to clarify whether plugging and abandonment costs deducted to arrive at Free Cash Flow represent cash payments for such costs made during each of the periods presented. If not, ensure your disclosure fully explains the amount and nature of all adjustments.

                Revise your disclosure to provide cautionary language indicating that you may have mandatory debt service requirements or other non-discretionary expenditures that are not deducted from the measure.

                Given that your measure of free cash flow reflects deductions for capital expenditures and for certain other expenses, revise the title of this measure to refer to adjusted free cash flow.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Gus Rodriguez,
Accounting Branch Chief at (202) 551-3752 with any questions.



FirstName LastNameJanet Yang                                     Sincerely,
Comapany NameW&T OFFSHORE INC
                                                                 Division of
Corporation Finance
December 11, 2020 Page 2                                         Office of
Energy & Transportation
FirstName LastName